ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889373/9374/9400/1414
Fax: 91 33 2882259/2260/1256

22nd March, 2002

The [illegible]
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

Amalgamation of ITC Bhadrachalam Paperboards Limited with ITC Limited

Further to our letter dated 13th March, 2002, we enclose the following, in relation to the exchange of Equity Shares of ITC Bhadrachalam Paperboards Limited with Ordinary Shares of ITC Limited:

i) three copies of the newspaper clipping of the Notice published, inter alia, in Kolkata edition of 'The Telegraph' on 22nd March, 2002, and

ii) three copies of the Circular dated 21st March, 2002, which is being sent to the Members of ITC Bhadrachalam Paperboards Limited.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

dlw 4/5

Enclosed : as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

ITC LIMITED

NOTICE OF RECORD DATE
FOR
EXCHANGE OF SHARES OF ITC BHADRACHALAM PAPERBOARDS LIMITED
WITH SHARES OF ITC LIMITED
IN TERMS OF THE
SCHEME OF AMALGAMATION
OF ITC BHADRACHALAM PAPERBOARDS LIMITED
WITH ITC LIMITED

NOTICE is hereby given that consequent upon the Scheme of Amalgamation of ITC Bhadrachalam Paperboards Limited (ITC Bhadrachalam) with ITC Limited becoming effective from 13th March, 2002, **the Record Date has been fixed as Wednesday, 17th April, 2002** for determining the members of ITC Bhadrachalam who would be entitled, in terms of the said Scheme, to 1 (One) fully paid-up Ordinary Share of Rs. 10/- each of ITC Limited for every 16 (Sixteen) fully paid-up Equity Shares of Rs. 10/- each held in ITC Bhadrachalam.

Requests for registration of transfer of shares, etc. of ITC Bhadrachalam should be addressed to **ITC Limited, Unit : ITC Bhadrachalam (Attn: Mr. N. Ramakrishnan) and sent to 'Vani Nilayam', 50 Sebastian Road, Secunderabad 500 003, so as to reach before close of business on 17th April, 2002.** No transfer of shares of ITC Bhadrachalam will be accepted **after close of business on 17th April, 2002.**

All correspondence / queries in relation to exchange of shares of ITC Bhadrachalam with Ordinary Shares of ITC Limited, are to be addressed to the **Investor Service Centre (Attn : Mr. A. Bose), ITC Limited, 37 Jawaharlal Nehru Road, Kolkata 700 071.** The contact telephone nos., facsimile no. and e-mail address are given below:

Telephone nos. : 0091-033-288 6426
0091-033-288 0034
Facsimile no. : 0091-033-288 2358
e-mail : itcisc@vsnl.net

A detailed communication on the subject is being mailed separately to the members of ITC Bhadrachalam.

Registered Office :
Virginia House
37, Jawaharlal Nehru Road
Kolkata 700 071
Dated : 21st March, 2002

B.B. Chatterjee
Executive Vice President &
Company Secretary

ITC Limited

ITC LIMITED

NOTICE OF RECORD DATE FOR EXCHANGE OF SHARES OF ITC BHADRACHALAM PAPERBOARDS LIMITED WITH SHARES OF ITC LIMITED IN TERMS OF THE SCHEME OF AMALGAMATION OF ITC BHADRACHALAM PAPERBOARDS LIMITED WITH ITC LIMITED

NOTICE is hereby given that consequent upon the Scheme of Amalgamation of ITC Bhadrachalam Paperboards Limited (ITC Bhadrachalam) with ITC Limited becoming effective from 13th March, 2002, **the Record Date has been fixed as Wednesday, 17th April, 2002** for determining the members of ITC Bhadrachalam who would be entitled, in terms of the said Scheme, to 1 (One) fully paid-up Ordinary Share of Rs. 10/- each of ITC Limited for every 16 (Sixteen) fully paid-up Equity Shares of Rs. 10/- each held in ITC Bhadrachalam.

Requests for registration of transfer of shares, etc. of ITC Bhadrachalam should be addressed to **ITC Limited, Unit : ITC Bhadrachalam (Attn: Mr. N. Ramakrishnan) and sent to 'Vani Nilayam', 50 Sebastian Road, Secunderabad 500 003, so as to reach before close of business on 17th April, 2002.** No transfer of shares of ITC Bhadrachalam will be accepted **after close of business on 17th April, 2002.**

All correspondence / queries in relation to exchange of shares of ITC Bhadrachalam with Ordinary Shares of ITC Limited, are to be addressed to the **Investor Service Centre (Attn : Mr. A. Bose), ITC Limited, 37 Jawaharlal Nehru Road, Kolkata 700 071.** The contact telephone nos., facsimile no. and e-mail address are given below:

Telephone nos. : 0091-033-288 6426
0091-033-288 0034
Facsimile no. : 0091-033-288 2358
e-mail : itcisc@vsnl.net

A detailed communication on the subject is being mailed separately to the members of ITC Bhadrachalam.

Registered Office :
Virginia House
37, Jawaharlal Nehru Road
Kolkata 700 071
Dated : 21st March, 2002

B.B. Chatterjee
Executive Vice President &
Company Secretary

37 J. L. Nehru Road, KOLKATA-71 ITC Limited

ITC Limited

ITC LIMITED

NOTICE OF RECORD DATE
FOR
EXCHANGE OF SHARES OF ITC BHADRACHALAM PAPERBOARDS LIMITED
WITH SHARES OF ITC LIMITED
IN TERMS OF THE
SCHEME OF AMALGAMATION
OF ITC BHADRACHALAM PAPERBOARDS LIMITED
WITH ITC LIMITED

NOTICE is hereby given that consequent upon the Scheme of Amalgamation of ITC Bhadrachalam Paperboards Limited (ITC Bhadrachalam) with ITC Limited becoming effective from 13th March, 2002, **the Record Date has been fixed as Wednesday, 17th April, 2002** for determining the members of ITC Bhadrachalam who would be entitled, in terms of the said Scheme, to 1 (One) fully paid-up Ordinary Share of Rs. 10/- each of ITC Limited for every 16 (Sixteen) fully paid-up Equity Shares of Rs. 10/- each held in ITC Bhadrachalam.

Requests for registration of transfer of shares, etc. of ITC Bhadrachalam should be addressed to **ITC Limited, Unit : ITC Bhadrachalam (Attn: Mr. N. Ramakrishnan) and sent to 'Vani Nilayam', 50 Sebastian Road, Secunderabad 500 003, so as to reach before close of business on 17th April, 2002.** No transfer of shares of ITC Bhadrachalam will be accepted **after close of business on 17th April, 2002.**

All correspondence / queries in relation to exchange of shares of ITC Bhadrachalam with Ordinary Shares of ITC Limited, are to be addressed to the **Investor Service Centre (Attn : Mr. A. Bose), ITC Limited, 37 Jawaharlal Nehru Road, Kolkata 700 071.** The contact telephone nos., facsimile no. and e-mail address are given below:

Telephone nos. : 0091-033-288 6426
0091-033-288 0034
Facsimile no. : 0091-033-288 2358
e-mail : itcisc@vsnl.net

A detailed communication on the subject is being mailed separately to the members of ITC Bhadrachalam.

Registered Office :
Virginia House
37, Jawaharlal Nehru Road
Kolkata 700 071
Dated : 21st March, 2002

B.B. Chatterjee
Executive Vice President &
Company Secretary

ITC Limited

To the Members of ITC Bhadrachalam Paperboards Limited

EXCHANGE OF SHARES OF ITC BHADRACHALAM PAPERBOARDS LIMITED
WITH SHARES OF ITC LIMITED
IN TERMS OF THE
SCHEME OF AMALGAMATION
OF ITC BHADRACHALAM PAPERBOARDS LIMITED
WITH ITC LIMITED

We are pleased to inform you that the Scheme of Amalgamation of ITC Bhadrachalam Paperboards Limited (ITC Bhadrachalam) with ITC Limited (ITC) has become effective from 13th March, 2002.

Record Date

Pursuant to the said Scheme, those members of ITC Bhadrachalam whose names appear in its Register of Members as on the Record Date would be entitled to 1 (One) fully paid-up Ordinary Share of Rs.10/- each of ITC (hereinafter referred to as the 'New Ordinary Share') for every 16 (Sixteen) fully paid-up Equity Shares of Rs.10/- each held in ITC Bhadrachalam. Accordingly, **Wednesday, 17th April, 2002** has been fixed as the **Record Date** for determining the members of ITC Bhadrachalam who would be entitled to the New Ordinary Shares.

Exchange of Shares

a) For shares of ITC Bhadrachalam held in certificate form

You may avail either of the two options given below in respect of your entitlement to the New Ordinary Shares of ITC :

(i) In the event you wish that the New Ordinary Shares be issued in dematerialised form, please complete and return the attached Form of Request alongwith the share certificate(s) of ITC Bhadrachalam, to the **Investor Service Centre,** at the address appearing at the end of this communication, **so as to reach before close of business on 16th April, 2002**. In case the Form of Request alongwith the share certificate(s) is not received by close of business on 16th April, 2002, the New Ordinary Shares shall be issued in certificate form.

(ii) In the event you wish that the New Ordinary Shares be issued in certificate form, please surrender the share certificate(s) of ITC Bhadrachalam, as early as possible, to the **Investor Service Centre**.

Upon issue and allotment of the New Ordinary Shares, as aforesaid, the share certificate(s) of ITC Bhadrachalam in relation to the said shares shall stand cancelled.

b) For shares of ITC Bhadrachalam held in dematerialised form

In respect of shares of ITC Bhadrachalam held in dematerialised form as on 17th April, 2002, the New Ordinary Shares shall be issued in lieu thereof, also in dematerialised form, as per details to be furnished by the National Securities Depository Limited (NSDL) and/ or the Central Depository Services (India) Limited (CDSL). No action will be required from you in this regard.

ITC Limited

Fractional Entitlements

Fractional entitlements shall be consolidated and New Ordinary Shares, in lieu thereof, shall be allotted to the Nominees of ITC to sell such shares and distribute the sale proceeds (less expenses) to those members of ITC Bhadrachalam who are entitled to such fractions, in proportion to which they are so entitled.

Transfers, etc. and Mandates / Instructions

- Requests for registration of share transfers, change of address, bank particulars, bank mandates etc., are to be **addressed to ITC Limited, Unit :ITC Bhadrachalam (Attn: Mr. N. Ramakrishnan) and sent to 'Vani Nilayam', 50 Sebastian Road, Secunderabad 500 003, before close of business on 17th April, 2002. Requests for transfer of shares will not be accepted after close of business on 17th April, 2002.** Similarly, requests for change of address, bank particulars etc. with respect to shares held in dematerialised form should be sent to your Depository Participant (DP) to ensure that the changes are effected prior to the Record Date.
- For receiving payment through Electronic Clearing Service (ECS) in respect of your fractional entitlements, if any, please furnish, **before close of business on 16th April, 2002,** details of your banker [viz. bank and branch name, bank account no., ledger folio no. of the bank account, account type (Savings / Current / Cash Credit Account) with Code (10 / 11 / 13) & the 9 Digit Code number of your bank as appearing on your cheque book] to Mr. N. Ramakrishnan, at the address stated above, where shares are held in certificate form, **or** to your DP, where shares are held in dematerialised form.

  The ECS facility is currently being provided by ITC to shareholders residing at Ahmedabad, Bangalore, Bhubaneshwar, Chandigarh, Chennai, Cochin, Coimbatore, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Mumbai, Nagpur, New Delhi, Patna and Thiruvananthapuram.
- Your mandates and instructions in force as on 17th April, 2002, in respect of the shares of ITC Bhadrachalam, shall continue to be valid in respect of the New Ordinary Shares, unless otherwise advised in writing to ITC.

Address for correspondence

All correspondence / queries in relation to exchange of shares of ITC Bhadrachalam with the New Ordinary Shares of ITC, are to be addressed to the **Investor Service Centre (Attn : Mr. A. Bose), ITC Limited, 37 Jawaharlal Nehru Road, Kolkata 700 071**. The contact telephone nos., facsimile no. and e-mail address are given below:

Telephone nos.	:	0091-033-288 6426
		0091-033-288 0034
Facsimile no.	:	0091-033-288 2358
e-mail	:	itcisc@vsnl.net

We take this opportunity to extend a warm welcome to you to the family of ITC Shareholders.

Registered Office :
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071

ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary

Dated : 21st March, 2002

ITC Limited

FORM OF REQUEST

(To be submitted before close of business on 16th April, 2002)

Investor Service Centre
ITC Limited
37 Jawaharlal Nehru Road
Kolkata 700 071

Attn : Mr. A. Bose

Dear Sir,

Sub : Direct electronic credit of my / our entitlement(s) to the New Ordinary Shares of ITC Limited into my / our Beneficiary Account pursuant to the Scheme of Amalgamation of ITC Bhadrachalam Paperboards Limited with ITC Limited

I/We refer to your Circular dated 21st March, 2002. I/We am/are interested in getting direct electronic credit in respect of my/our entitlement(s) to the New Ordinary Shares of ITC Limited (ITC) against our shareholding in ITC Bhadrachalam Paperboards Limited (ITC Bhadrachalam), instead of receiving the said Shares in certificate form.

As required, I/we hereby submit my/our shares of ITC Bhadrachalam as per details given overleaf. The details of my Beneficiary Account are as follows :

NSDL **DPID** ________________ **Client ID**________________

CDSL **Client ID**________________

I/We understand that, if the New Ordinary Shares of ITC cannot be credited to my/our Beneficiary Account for any reason whatsoever, I/we will be issued the said Shares in certificate form.

Yours faithfully,

(First / Sole holder)	**(Second holder)**	**(Third holder)**

NOTE :

1. This Form should reach the Investor Service Centre, ITC Limited, 37 Jawaharlal Nehru Road, Kolkata 700 071 **before close of business on 16th April, 2002,** failing which the New Ordinary Shares of ITC will be issued in certificate form.
2. This Form can be sent only by shareholder(s) who have a Beneficiary Account.
3. The signature(s) of the shareholder(s) on this Form should match with their specimen signature(s) recorded with ITC Bhadrachalam.
4. In case of joint holding, this Form must be signed by all the shareholders.

ITC LIMITED
ACKNOWLEDGEMENT SLIP

(To be filled in by the shareholder(s) before lodgement)

ITC BHADRACHALAM FOLIO NO. ________________

Received from ________________________, ... share certificate(s) for .... shares of Rs. 10/- each of ITC Bhadrachalam Paperboards Limited alongwith Form of Request for direct electronic credit of the New Ordinary Shares of ITC Limited into the Beneficiary Account.

Date : For **Investor Service Centre**

ITC Limited

ITC BHADRACHALAM FOLIO NO. ________________

DETAILS OF ITC BHADRACHALAM SHARE CERTIFICATES ENCLOSED

(To be filled in by the shareholder(s) before lodgement)

Share Certificate No(s)	Distinctive Nos.		No. of Shares
	From	To	
		Total	

NOTE

1. If the above space is insufficient, additional sheets may be used.
2. If shares are held under multiple folios, separate sheets should be used for each folio.

To the Members of ITC Bhadrachalam Paperboards Limited

ITC Limited

EXCHANGE OF SHARES OF ITC BHADRACHALAM PAPERBOARDS LIMITED
WITH SHARES OF ITC LIMITED
IN TERMS OF THE
SCHEME OF AMALGAMATION
OF ITC BHADRACHALAM PAPERBOARDS LIMITED
WITH ITC LIMITED

We are pleased to inform you that the Scheme of Amalgamation of ITC Bhadrachalam Paperboards Limited (ITC Bhadrachalam) with ITC Limited (ITC) has become effective from 13th March, 2002.

Record Date

Pursuant to the said Scheme, those members of ITC Bhadrachalam whose names appear in its Register of Members as on the Record Date would be entitled to 1 (One) fully paid-up Ordinary Share of Rs.10/- each of ITC (hereinafter referred to as the 'New Ordinary Share') for every 16 (Sixteen) fully paid-up Equity Shares of Rs.10/- each held in ITC Bhadrachalam. Accordingly, **Wednesday, 17th April, 2002** has been fixed as the **Record Date** for determining the members of ITC Bhadrachalam who would be entitled to the New Ordinary Shares.

Exchange of Shares

a) **For shares of ITC Bhadrachalam held in certificate form**

You may avail either of the two options given below in respect of your entitlement to the New Ordinary Shares of ITC :

(i) In the event you wish that the New Ordinary Shares be issued in dematerialised form, please complete and return the attached Form of Request alongwith the share certificate(s) of ITC Bhadrachalam, to the **Investor Service Centre,** at the address appearing at the end of this communication, **so as to reach before close of business on 16th April, 2002.** In case the Form of Request alongwith the share certificate(s) is not received by close of business on 16th April, 2002, the New Ordinary Shares shall be issued in certificate form.

(ii) In the event you wish that the New Ordinary Shares be issued in certificate form, please surrender the share certificate(s) of ITC Bhadrachalam, as early as possible, to the **Investor Service Centre**.

Upon issue and allotment of the New Ordinary Shares, as aforesaid, the share certificate(s) of ITC Bhadrachalam in relation to the said shares shall stand cancelled.

b) **For shares of ITC Bhadrachalam held in dematerialised form**

In respect of shares of ITC Bhadrachalam held in dematerialised form as on 17th April, 2002, the New Ordinary Shares shall be issued in lieu thereof, also in dematerialised form, as per details to be furnished by the National Securities Depository Limited (NSDL) and/ or the Central Depository Services (India) Limited (CDSL). No action will be required from you in this regard.

ITC Limited

Fractional Entitlements

Fractional entitlements shall be consolidated and New Ordinary Shares, in lieu thereof, shall be allotted to the Nominees of ITC to sell such shares and distribute the sale proceeds (less expenses) to those members of ITC Bhadrachalam who are entitled to such fractions, in proportion to which they are so entitled.

Transfers, etc. and Mandates / Instructions

- Requests for registration of share transfers, change of address, bank particulars, bank mandates etc., are to be **addressed to ITC Limited, Unit :ITC Bhadrachalam (Attn: Mr. N. Ramakrishnan) and sent to 'Vani Nilayam', 50 Sebastian Road, Secunderabad 500 003, before close of business on 17th April, 2002. Requests for transfer of shares will not be accepted after close of business on 17th April, 2002.** Similarly, requests for change of address, bank particulars etc. with respect to shares held in dematerialised form should be sent to your Depository Participant (DP) to ensure that the changes are effected prior to the Record Date.
- For receiving payment through Electronic Clearing Service (ECS) in respect of your fractional entitlements, if any, please furnish, **before close of business on 16th April, 2002,** details of your banker [viz. bank and branch name, bank account no., ledger folio no. of the bank account, account type (Savings / Current / Cash Credit Account) with Code (10 / 11 / 13) & the 9 Digit Code number of your bank as appearing on your cheque book] to Mr. N. Ramakrishnan, at the address stated above, where shares are held in certificate form, **or** to your DP, where shares are held in dematerialised form.

  The ECS facility is currently being provided by ITC to shareholders residing at Ahmedabad, Bangalore, Bhubaneshwar, Chandigarh, Chennai, Cochin, Coimbatore, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Mumbai, Nagpur, New Delhi, Patna and Thiruvananthapuram.
- Your mandates and instructions in force as on 17th April, 2002, in respect of the shares of ITC Bhadrachalam, shall continue to be valid in respect of the New Ordinary Shares, unless otherwise advised in writing to ITC.

Address for correspondence

All correspondence / queries in relation to exchange of shares of ITC Bhadrachalam with the New Ordinary Shares of ITC, are to be addressed to the **Investor Service Centre (Attn : Mr. A. Bose), ITC Limited, 37 Jawaharlal Nehru Road, Kolkata 700 071.** The contact telephone nos., facsimile no. and e-mail address are given below:

Telephone nos.	:	0091-033-288 6426
		0091-033-288 0034
Facsimile no.	:	0091-033-288 2358
e-mail	:	itcisc@vsnl.net

We take this opportunity to extend a warm welcome to you to the family of ITC Shareholders.

Registered Office :
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071

ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary

Dated : 21st March, 2002

FORM OF REQUEST

(To be submitted before close of business on 16th April, 2002)

Investor Service Centre
ITC Limited
37 Jawaharlal Nehru Road
Kolkata 700 071

Attn : Mr. A. Bose

Dear Sir,

Sub : Direct electronic credit of my / our entitlement(s) to the New Ordinary Shares of ITC Limited into my / our Beneficiary Account pursuant to the Scheme of Amalgamation of ITC Bhadrachalam Paperboards Limited with ITC Limited

I/We refer to your Circular dated 21st March, 2002. I/We am/are interested in getting direct electronic credit in respect of my/our entitlement(s) to the New Ordinary Shares of ITC Limited (ITC) against our shareholding in ITC Bhadrachalam Paperboards Limited (ITC Bhadrachalam), instead of receiving the said Shares in certificate form.

As required, I/we hereby submit my/our shares of ITC Bhadrachalam as per details given overleaf. The details of my Beneficiary Account are as follows :

NSDL **DPID** ____________________ **Client ID** ____________________

CDSL **Client ID** ____________________

I/We understand that, if the New Ordinary Shares of ITC cannot be credited to my/our Beneficiary Account for any reason whatsoever, I/we will be issued the said Shares in certificate form.

Yours faithfully,

____________________	____________________	____________________
(First / Sole holder)	**(Second holder)**	**(Third holder)**

NOTE :

1. This Form should reach the Investor Service Centre, ITC Limited, 37 Jawaharlal Nehru Road, Kolkata 700 071 **before close of business on 16th April, 2002,** failing which the New Ordinary Shares of ITC will be issued in certificate form.
2. This Form can be sent only by shareholder(s) who have a Beneficiary Account.
3. The signature(s) of the shareholder(s) on this Form should match with their specimen signature(s) recorded with ITC Bhadrachalam.
4. In case of joint holding, this Form must be signed by all the shareholders.

ITC LIMITED
ACKNOWLEDGEMENT SLIP

(To be filled in by the shareholder(s) before lodgement)

ITC BHADRACHALAM FOLIO NO. ____________________

Received from ______________________________, ... share certificate(s) for .... shares of Rs. 10/- each of ITC Bhadrachalam Paperboards Limited alongwith Form of Request for direct electronic credit of the New Ordinary Shares of ITC Limited into the Beneficiary Account.

Date : For **Investor Service Centre**

ITC Limited

ITC BHADRACHALAM FOLIO NO. ________________

DETAILS OF ITC BHADRACHALAM SHARE CERTIFICATES ENCLOSED

(To be filled in by the shareholder(s) before lodgement)

Share Certificate No(s)	Distinctive Nos.		No. of Shares
	From	To	
		Total	

NOTE

1. If the above space is insufficient, additional sheets may be used.
2. If shares are held under multiple folios, separate sheets should be used for each folio.

To the Members of ITC Bhadrachalam Paperboards Limited

EXCHANGE OF SHARES OF ITC BHADRACHALAM PAPERBOARDS LIMITED
WITH SHARES OF ITC LIMITED
IN TERMS OF THE
SCHEME OF AMALGAMATION
OF ITC BHADRACHALAM PAPERBOARDS LIMITED
WITH ITC LIMITED

We are pleased to inform you that the Scheme of Amalgamation of ITC Bhadrachalam Paperboards Limited (ITC Bhadrachalam) with ITC Limited (ITC) has become effective from 13th March, 2002.

Record Date

Pursuant to the said Scheme, those members of ITC Bhadrachalam whose names appear in its Register of Members as on the Record Date would be entitled to 1 (One) fully paid-up Ordinary Share of Rs.10/- each of ITC (hereinafter referred to as the 'New Ordinary Share') for every 16 (Sixteen) fully paid-up Equity Shares of Rs.10/- each held in ITC Bhadrachalam. Accordingly, **Wednesday, 17th April, 2002** has been fixed as the **Record Date** for determining the members of ITC Bhadrachalam who would be entitled to the New Ordinary Shares.

Exchange of Shares

a) For shares of ITC Bhadrachalam held in certificate form

You may avail either of the two options given below in respect of your entitlement to the New Ordinary Shares of ITC :

(i) In the event you wish that the New Ordinary Shares be issued in dematerialised form, please complete and return the attached Form of Request alongwith the share certificate(s) of ITC Bhadrachalam, to the **Investor Service Centre,** at the address appearing at the end of this communication, **so as to reach before close of business on 16th April, 2002**. In case the Form of Request alongwith the share certificate(s) is not received by close of business on 16th April, 2002, the New Ordinary Shares shall be issued in certificate form.

(ii) In the event you wish that the New Ordinary Shares be issued in certificate form, please surrender the share certificate(s) of ITC Bhadrachalam, as early as possible, to the **Investor Service Centre**.

Upon issue and allotment of the New Ordinary Shares, as aforesaid, the share certificate(s) of ITC Bhadrachalam in relation to the said shares shall stand cancelled.

b) For shares of ITC Bhadrachalam held in dematerialised form

In respect of shares of ITC Bhadrachalam held in dematerialised form as on 17th April, 2002, the New Ordinary Shares shall be issued in lieu thereof, also in dematerialised form, as per details to be furnished by the National Securities Depository Limited (NSDL) and/ or the Central Depository Services (India) Limited (CDSL). No action will be required from you in this regard.

Fractional Entitlements

Fractional entitlements shall be consolidated and New Ordinary Shares, in lieu thereof, shall be allotted to the Nominees of ITC to sell such shares and distribute the sale proceeds (less expenses) to those members of ITC Bhadrachalam who are entitled to such fractions, in proportion to which they are so entitled.

Transfers, etc. and Mandates / Instructions

- Requests for registration of share transfers, change of address, bank particulars, bank mandates etc., are to be **addressed to ITC Limited, Unit :ITC Bhadrachalam (Attn: Mr. N. Ramakrishnan) and sent to 'Vani Nilayam', 50 Sebastian Road, Secunderabad 500 003, before close of business on 17th April, 2002. Requests for transfer of shares will not be accepted after close of business on 17th April, 2002.** Similarly, requests for change of address, bank particulars etc. with respect to shares held in dematerialised form should be sent to your Depository Participant (DP) to ensure that the changes are effected prior to the Record Date.
- For receiving payment through Electronic Clearing Service (ECS) in respect of your fractional entitlements, if any, please furnish, **before close of business on 16th April, 2002,** details of your banker [viz. bank and branch name, bank account no., ledger folio no. of the bank account, account type (Savings / Current / Cash Credit Account) with Code (10 / 11 / 13) & the 9 Digit Code number of your bank as appearing on your cheque book] to Mr. N. Ramakrishnan, at the address stated above, where shares are held in certificate form, **or** to your DP, where shares are held in dematerialised form.

  The ECS facility is currently being provided by ITC to shareholders residing at Ahmedabad, Bangalore, Bhubaneshwar, Chandigarh, Chennai, Cochin, Coimbatore, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Mumbai, Nagpur, New Delhi, Patna and Thiruvananthapuram.
- Your mandates and instructions in force as on 17th April, 2002, in respect of the shares of ITC Bhadrachalam, shall continue to be valid in respect of the New Ordinary Shares, unless otherwise advised in writing to ITC.

Address for correspondence

All correspondence / queries in relation to exchange of shares of ITC Bhadrachalam with the New Ordinary Shares of ITC, are to be addressed to the **Investor Service Centre (Attn : Mr. A. Bose), ITC Limited, 37 Jawaharlal Nehru Road, Kolkata 700 071**. The contact telephone nos., facsimile no. and e-mail address are given below:

Telephone nos.	:	0091-033-288 6426
		0091-033-288 0034
Facsimile no.	:	0091-033-288 2358
e-mail	:	itcisc@vsnl.net

We take this opportunity to extend a warm welcome to you to the family of ITC Shareholders.

Registered Office :
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071

ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary

Dated : 21st March, 2002

ITC Limited

FORM OF REQUEST

(To be submitted before close of business on 16th April, 2002)

Investor Service Centre
ITC Limited
37 Jawaharlal Nehru Road
Kolkata 700 071

Attn : Mr. A. Bose

Dear Sir,

Sub : Direct electronic credit of my / our entitlement(s) to the New Ordinary Shares of ITC Limited into my / our Beneficiary Account pursuant to the Scheme of Amalgamation of ITC Bhadrachalam Paperboards Limited with ITC Limited

I/We refer to your Circular dated 21st March, 2002. I/We am/are interested in getting direct electronic credit in respect of my/our entitlement(s) to the New Ordinary Shares of ITC Limited (ITC) against our shareholding in ITC Bhadrachalam Paperboards Limited (ITC Bhadrachalam), instead of receiving the said Shares in certificate form.

As required, I/we hereby submit my/our shares of ITC Bhadrachalam as per details given overleaf. The details of my Beneficiary Account are as follows :

NSDL **DPID** ______________________ **Client ID**______________________

CDSL **Client ID**________________________________

I/We understand that, if the New Ordinary Shares of ITC cannot be credited to my/our Beneficiary Account for any reason whatsoever, I/we will be issued the said Shares in certificate form.

Yours faithfully,

______________________	______________________	______________________
(First / Sole holder)	**(Second holder)**	**(Third holder)**

NOTE :

1. This Form should reach the Investor Service Centre, ITC Limited, 37 Jawaharlal Nehru Road, Kolkata 700 071 **before close of business on 16th April, 2002,** failing which the New Ordinary Shares of ITC will be issued in certificate form.
2. This Form can be sent only by shareholder(s) who have a Beneficiary Account.
3. The signature(s) of the shareholder(s) on this Form should match with their specimen signature(s) recorded with ITC Bhadrachalam.
4. In case of joint holding, this Form must be signed by all the shareholders.

ITC LIMITED
ACKNOWLEDGEMENT SLIP

(To be filled in by the shareholder(s) before lodgement)

ITC BHADRACHALAM FOLIO NO. ______________________

Received from ____, ... share certificate(s) for .... shares of Rs. 10/- each of ITC Bhadrachalam Paperboards Limited alongwith Form of Request for direct electronic credit of the New Ordinary Shares of ITC Limited into the Beneficiary Account.

Date : For **Investor Service Centre**

ITC Limited

ITC BHADRACHALAM FOLIO NO. ________________

DETAILS OF ITC BHADRACHALAM SHARE CERTIFICATES ENCLOSED

(To be filled in by the shareholder(s) before lodgement)

Share Certificate No(s)	Distinctive Nos.		No. of Shares
	From	To	
		Total	

NOTE

1. If the above space is insufficient, additional sheets may be used.
2. If shares are held under multiple folios, separate sheets should be used for each folio.